UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

AQUABOUNTY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

UO387J108
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

January 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box      ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. UO387J108	Page 2 of 7
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 837,554
	8	SHARED VOTING POWER 8,239,199
	9	SOLE DISPOSITIVE POWER 837,554
	10	SHARED DISPOSITIVE POWER 8,239,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,076,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. UO387J108	Page 3 of 7
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS INTREXON CORPORATION I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,239,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,239,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,239,199
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. UO387J108	Page 4 of 7
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 634,994
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 634,994
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. UO387J108	Page 5 of 7
This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated January 18, 2017 and filed on January 20, 2017, as amended by Amendment No. 1, dated July 24, 2017 and filed on July 26, 2017 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of AquaBounty Technologies, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Intrexon Corporation, a Virginia corporation that may be deemed to be controlled by Mr. Kirk (“Intrexon”), and Third Security, LLC, a Virginia limited liability company that is managed by Mr. Kirk (“Third Security” and, together with Mr. Kirk and Intrexon, the “Reporting Persons”) are filing this Amendment to disclose the purchase of 1,538,461 shares of Common Stock and 1,538,461 warrants to purchase Common Stock by Intrexon in an underwritten public offering on January 17, 2018 (the “Offering”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On January 17, 2018, Intrexon utilized its working capital to purchase 1,538,461 shares of Common Stock and 1,538,461 warrants to purchase Common Stock in the Offering, for an aggregate purchase price of approximately $4,999,998 or $3.25 per share and accompanying common warrant.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

Intrexon acquired the shares disclosed hereunder for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)          See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock owned by the Reporting Persons. The percentage ownership is calculated based on 8,895,094 shares of Common Stock issued and outstanding as of December 30, 2017, as disclosed by the Company in its Amendment No. 3 to Form S-1 Registration Statement dated and filed on January 11, 2018, increased by:  (i) 3,692,307 shares of Common Stock issued in connection with the Offering and (ii) 1,538,461 warrants acquired by Intrexon in connection with the Offering and that are exercisable within 60 days.

CUSIP No. UO387J108	Page 6 of 7
Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote(2)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(2)	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	9,076,753(1)	64.3%	837,554	8,239,199(1)	837,554	8,239,199(1)
Intrexon Corporation	8,239,199(1)	58.3%	--	8,239,199(1)	--	8,239,199(1)
Third Security, LLC(2)	634,994	4.5%	634,994	--	634,994	--

(1)	Includes 1,538,461 warrants to purchase Common Stock held by Intrexon.

(2)	The indicated shares are owned by various entities managed by Third Security, none of which beneficially owns more than 5.0% individually.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon and those shares held by entities managed by Third Security.

(c)         Except as set forth in this Statement, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)   Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ responses to Items 3, 4 and 5 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of January 19, 2018, by and among Mr. Kirk, Intrexon and Third Security

CUSIP No. UO387J108	Page 7 of 7
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 19, 2018

/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of January 19, 2018, by and among Mr. Kirk, Intrexon and Third Security